Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Submission of presentation to be made to the Analysts/Investors on Investor Day by Jaguar Land Rover Automotive, Plc (‘Wholly Owned Subsidiary”)

Mumbai, June 13, 2023: Reproduced herein below is the presentation to be made by Jaguar Land Rover Automotive Plc, our wholly owned subsidiary to the Analysts/Investors on it’s Investor Day.

The same is also being made available on the Company’s website www.tatamotors.com.

This is for your information and records.

JLR INVESTOR DAY 2023 12 JUNE 2023

REIMAGINE JLR

JLR WELCOME

AGENDA 09:30 Welcome 09:35 Adrian Mardell, Interim Chief Executive Officer - Overview of the Business 10:00 — Gerry McGovern, Chief Creative Officer - Modern Luxury and House of Brands Vision Lennard Hoornik, Chief Commercial Officer House of Brands and Commercial Strategy Gerry & Lennard - Future Jaguar Qing Pan, President and CEO of JLR in China China Market Update 11:15 Q&A with Gerry, Lennard and Qing 11:30 BREAK 12:00 Nick Collins, Executive Director Vehicle Programmes - Our electrified journey Thomas Mueller, Executive Director Product Engineering - Engineering excellence Barbara Bergmeier, Executive Director Industrial Operations - Transforming industrial operations Q&A with Nick, Barbara and Thomas 12:45 13:00 LUNCH 14:00 Francois Dossa, Executive Director Strategy & Sustainability - Sustainability 14:20 Richard Molyneux, Acting Chief Financial Officer Financial Outlook — 14:40 15:00 Q&A with Adrian, Richard and PB Balaji (CFO, Tata Motors Group) Close JR

JAGUAR LAND ROVER AUTOMOTIVE PLC INVESTOR DAY – JUNE 2023 DISCLAIMER Consolidated results of Jaguar Land Rover Automotive plc and its subsidiaries (“JLR”) contained in the presentation are unaudited and presented under IFRS as adopted for use in the UK. • Q1 represents the 3 month period from 1 April to 30 June • Q2 represents the 3 month period from 1 July to 30 September • Q3 represents the 3 month period from 1 October to 31 December Q4 represents the 3 month period from 1 January to 31 March FY represents the 12 month period from 1 April to 31 March of the following year • YTD represents the year to date Retail volume data includes sales from JLR's unconsolidated Chinese joint venture (“CJLR”), these are excluded from wholesale volume data. Certain financial data included in this presentation consist of “non-IFRS financial measures”. These non-IFRS financial measures, as defined by JLR, may not be comparable to similarly-titled measures as presented by other companies, nor should they be considered as an alternative to the historical financial results or other indicators of the performance based on IFRS. EBITDA is defined as profit before: income tax expense; exceptional items; finance expense (net of capitalised interest) and finance income; gains/losses on debt and unrealised derivatives, realised derivatives entered into for the purpose of hedging debt, and equity or debt investments held at fair value; foreign exchange gains/losses on other assets and liabilities, including short-term deposits and cash and cash equivalents; share of profit/loss from equity accounted investments; depreciation and amortisation. EBIT is defined as EBITDA but including share of profit/loss from equity accounted investments, depreciation and amortisation. Free cash flow is defined as net cash generated from operating activities less net cash used in automotive investing activities, excluding investments in consolidated entities and movements in financial investments, and after finance expenses and fees paid. ‘Average revenue per unit' is calculated by dividing revenue by wholesales. China market share data is based on externally sourced market information. Certain analysis undertaken and represented in this document may constitute an estimate by JLR and may differ from the actual underlying results. The information contained in this presentation is provided as of the date of this presentation and is subject to change without notice. The information contained in this document may be updated, completed, revised and amended and such information may change materially in the future. JLR is under no obligation to update or keep current the information contained in this document. Statements in this presentation describing JLR's objectives, projections, estimates and expectations may be “forward-looking statements” within the meaning of applicable securities laws and regulations. No statement in the presentation, including in respect of targets, is intended to be, or intended to be construed as, a forecast of JLR's earnings or cash flow and no statement in the presentation should be interpreted to mean that JLR's earnings or cash flow will necessarily match historical results or future targets. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to JLR's operations include, among others, economic conditions affecting demand/supply and price conditions in the domestic and overseas markets in which JLR operates, the effects of the COVID-19 pandemic, changes in government regulations, tax laws and other statutes and incidental factors. All forward-looking statements apply only as of the date hereof and we undertake no obligation to update this information except as required by law and do not assume any responsibility for the ultimate fairness, accuracy, correctness or completeness of any such information presented. 6 CUSTOMER LOVE UNITY | INTEGRITY GROWTH IMPACT JLR

ADRIAN MARDELL INTERIM CHIEF EXECUTIVE OFFICER JLR

PROUD CREATORS OF MODERN LUXURY JLR

REIMAGINE PROUD CREATORS OF MODERN LUXURY Become the creator of the world's most desirable, modern luxury brands for the most discerning clients RANGE ROVER The peerless leader in modern luxury, delivering the exceptional for the most discerning clients. The vanguard of our EV transformation and profit generation DEFENDER Embracing the impossible, driving unrivalled equity and spearheading growth for adventurous audiences across the globe DISCOVERY Delivering luxurious versatility in a new EV world, delighting new family audiences globally JAGUAR Transforming into a radical, modern luxury EV brand in 2025. The modern luxury experience that is a copy of nothing TECHNOLOGIES AND SERVICES LEADERSHIP Elevating modern luxury experiences through new digital services and in-vehicle features as well as sustainable innovations Business excellence driven through REFOCUS 2.0 JLR

JLR

WE ARE DELIVERING RESULTS

STRONG Q4 FY23

Revenue	£7.1bn
EBIT	6.5%
PBT*	£368m
Free cash flow	£815m

STRONG DEMAND

Record order book of c.200k units

Range Rover, Range Rover Sport & Defender account for 76%

Fulfilment rates continue to improve

RESILIENCE AGAINST HEADWINDS

Ongoing global chip supply constraints gradually easing

Inflationary pressures and energy price increases being offset through operational efficiencies

Continual monitoring of geopolitical landscape

DELIVERING OUR REIMAGINE STRATEGY REMAINS OUR PRIORITY HOUSE OF BRANDS Responsible modern luxury by design ARCHITECTURES & POWERTRAINS Electrified, simplified, flexible COLLABORATION Synergies with Tata and other partnerships SUSTAINABILITY TRANSFORMATION - REFOCUS 2.0 RETURNS Sustainability-rich reimagination of modern luxury Attract & Retain Clients | Create Products & Services | Plan, Buy & Make Investment | Growth | Net Debt Zero REIMAGINE JLR

RANGE ROVER JLR HOUSE OF BRANDS IR DEFENDER LAND- -ROVER DISCOVERY JAGUAR COMPLEMENTS STRATEGIC FOCUS ON REVENUE AND VALUE OVER VOLUME

MLA ARCHITECTURES & POWERTRAINS EMA JEA Modular Longitudinal Architecture Electrified ICE & BEV propulsion flexibility ICE from 2022 | BEV from 2024 Electrified Modular Architecture BEV only architecture From 2025 Jaguar Electrified Architecture BEV only architecture From 2025 RANGE ROVER DEFENDER DISCOVERY JAGUAR JLR

COLLABORATION NVIDIA TATA Our semiconductor strategy: Establish true strategic partnerships Develop direct CEO-CEO relationships Develop new business models We have announced a major strategic partnership to jointly develop and deliver next-generation automated driving systems plus Al-enabled services and experiences for customers Tata Group operates across 10 verticals. We are harnessing this power through collaboration: New Tata Agratas cell manufacturing business Partnership with Tata Technologies to accelerate digital transformation of JLR's industrial strategy JLR

NET ZERO BY 2039 SUSTAINABILITY SCOPE 1 & 2 TARGET SCOPE 3 TARGET SBTI TARGETS BY 2030 46% REDUCTION CO2E EMISSIONS ABSOLUTE VALUE FROM JLR'S OWN ACTIVITIES (BASELINE FY20) 54% AVERAGE REDUCTION CO2E INTENSITY PER VEHICLE FROM JLR'S VALUE CHAIN (BASELINE FY20) VEHICLE MANUFACTURE | LOGISTICS 2024 2025 First BEV Range Rover TAILPIPE | FUEL PRODUCTION | ELECTRICITY GENERATION 2030 OUR SUSTAINABILITY PILLARS PLANET REGENERATE 888 ENGAGE FOR GOOD RESPONSIBLE BUSINESS 2036 2039 Jaguar pure-electric All JLR nameplates available in BEV Zero tailpipe emissions Net zero carbon emissions JLR

TRANSFORMATION - REFOCUS 2.0

VALUE CREATION & BUSINESS EXCELLENCE



ENTERPRISE OPERATIONAL FRAMEWORK
ATTRACT & RETAIN CUSTOMERS
CREATE PRODUCTS & SERVICES
PLAN, BUY & MAKE
ENTERPRISE CHAPTERS (FUNCTIONS)

OUR KPIs

- K1 → **ZERO HARM**
- K2 → **EBIT**
- K3 → **NET DEBT**
- K4 → **VARIABLE PROFIT**
- K5 → **BRAND EQUITY**
- K6 → **SCHEDULED V NON-SCHEDULED ORDER RATIO**
- K7 → **WHOLESALE VOLUME**
- K8 → **EMPLOYEE NPS**
- K9 → **FAULT-FREE EXPERIENCES**
- K10 → **CO2E**

REVENUE EBIT MARGIN INVESTMENT REIMAGINE WILL DELIVER >£28bn in FY24; >£30bn in FY26 >6% in FY24; >10% by FY26 Target of c.£3bn p.a. £2bn in FY24 FREE CASH FLOW Continuing to be significantly positive thereafter NET DEBT ZERO Net cash from FY25 JLR

OUR PEOPLE JLR

JLR CLOSING REMARKS ADRIAN MARDELL INTERIM CHIEF EXECUTIVE OFFICER

PROF. GERRY MCGOVERN OBE CHIEF CREATIVE OFFICER JLR

JLR OVERALL VISION To become proud creators of some of the world’s most desirable modern luxury brands for the world’s most discerning clients. REIMAGINE

JLR HOUSE OF BRANDS STATEMENT Pivotal to our journey of transformation is the formation of the House of Brands which is a progressive evolution of JLR. The purpose of the House of Brands is to elevate the distinct nature and status of these much-loved British marques. This will only be achieved by the creation of intensely curated brand worlds that will inform everything from products to every single touch point and experience. Each brand will have its own unique interpretation of modern luxury defined within the individual Brand Worlds. Our well-established Modernist Design Philosophy will continue to be evolved and become the unifier across the House of Brands but differentiated by the brands specific DNA. Ultimately, our desire is to create truly emotionally engaging experiences and build long-term relationships with our clients, which in turn will create increased equity and value for our brands and JLR.

JLR JLR JAGUAR LAND ROVER RANGE ROVER DEFENDER DISCOVERY JAGUAR

JLR REPOSITIONING INTO MODERN LUXURY RANGE ROVER DEFENDER DISCOVERY

JLR JAGUAR Radically reimagined brand. Radically reimagined vehicle portfolio. Radically reimagined route to market.

JLR STAGE 1 MODERN LUXURY BEHAVIOURS

JLR OUR SEVEN MODERN LUXURY PRINCIPLES 01 CURATION 02 FUTURE-FACING 03 EFFORTLESS 04 ENGAGING 05 REDUCTIVE 06 GLOBAL CITIZENSHIP 07 UNIQUE

JLR STAGE 2 BECOMING FOUR DISTINCT MODERN LUXURY BRANDS

JLR BRAND WORLDS WHAT IS A BRAND WORLD A set of intangibles and tangibles that helps shape people’s perception of a brand and it’s products. A luxury brand world maximises desirability and value. WHY IS IT IMPORTANT It allows people to build a relationship with your brand and turn them into loyal customers and advocates. Within luxury it creates a brand people aspire to for status and fall in love with. Brands sell dreams, not just products

JLR BRAND WORLDS RANGE ROVER DEFENDER DISCOVERY JAGUAR PROVENANCE BRITISH (ORIGINALITY) 1970 EXEMPLARY DESIGN UTILITY TO LUXURY PROVENANCE BRITISH (ADVENTURE) 1948 DESIGNED TO ROVE BEACON OF LIBERTY PROVENANCE BRITISH (INGENUITY) 1989 DESIGNED FOR ANY FAMILY ENJOYE VERY MOMENT PROVENANCE BRITISH (CREATIVITY) 1935 COPY OF NOTHING A TRUE ORIGINAL

JLR RANGE ROVER DEFENDER DISCOVERY JAGUAR AESTHETIC ICONIC AESTHETIC HEROIC AESTHETIC HUMAN CENTRED AESTHETIC UNIQUE

JLR RANGE ROVER DEFENDER DISCOVERY JAGUAR CRAFTSMANSHIP FINEST CRAFTSMANSHIP DURABLE CRAFTSMANSHIP VERSATILE CRAFTSMANSHIP DISINCTIVE

JLR RANGE ROVER DEFENDER DISCOVERY JAGUAR SCARCITY FIRST EDITIONS LIMITED EDITIONS ONE OF ONE

JLR PRODUCT DESIGN STRATEGIES FROM EACH HOUSE RANGE ROVER REFINED MODERNISM ORIGINAL VISIONARY EXCELLENCE DEFENDER BRUTALIST MODERNISM HEROIC CHARISMATIC INSPIRATIONAL DISCOVERY ECLECTIC MODERNISM DEMOCRATIC ADAPTABILITY INGENIOUS JAGUAR EXUBERANT MODERNISM UNIQUE FEARLESS PROGRESSIVE INFORM & GUIDE – CREATIVE HUBS – PRODUCTS STORYTELLING

JLR MODERNIST DESIGN PHILOSOPHY Our well-established Modernist Design philosophy will continue to be evolved and become the unifier across the House of Brands but differentiated by the Brands specific DNA.

JLR MODERNIST DESIGN CLEAN, REDUCTIVE – FORWARD THINKING

JLR

JLR

JLR

JLR HOUSE OF BRANDS SUMMARY Four emotionally engaging British brands Highly creative brand worlds Distinct interpretations of modern luxury Unique Modernist Design Philosophy Four brands that will enrich clients' lives Four brands that will build sustainable long-term equity and value for the JLR Group

THANK YOU PROF. GERRY Mc GOVERNOBE CHIEF CREATIVE OFFICER JLR.

LENNARD HOORNIK-CHIEF COMMERCIAL OFFICER JLR.

CHANGE IS FASTER THAN EVER BEFORE Customers, technology, competition and new business models going direct JLR.

GLOBAL PREMIUM SUV SEGMENTS UP TO FY 27 Even on conservative IHS forecast we see growth in our segments 2022 2027 SUV 5 SUV 4 SUV 3 SUV 2 SUV 1 Upwards Competition Base Cost Competition ICE EV2 Penetration% (volume) JLR 1 . SOURCE : IHS MARKET FOR E CAST UPDATE 2023 JAN . 2 . E V – B E V a n d P H E V.

NORTH AMERICA PREMIUM SUV SEGMENTS UP TO FY 2 7 For example in North America, our strategy will accelerate EV segments further than below 2022 2027 SUV 5 SUV 4 SUV 3 SUV 2 SUV 1 0.1% (0.1k) 10% (61k) 28% (217k) 16% (31k) 33% (6k) 37% (267k) 65% (642k) 55% (171k) Upwards Competition Base Cost Competition ICE EV2 Penetration% (volume) 1 SOURCE IHS MARKET FORECAST UP DATE 2023 JAN . 2 . E V – B E V a n d PHEV JLR.

TOTAL GLOBAL PREMIUM SEGMENTS Now stabilising and electrification starting to increase 10,848k 10,534k 10,938k 1,509k (14%) ] 2,255k (21%) 2,815k (26%) FY20/21 FY21/22 FY22/23 ICE EV3 Penetration% and volume FY 21 - FY 2 2 SOURCE IHS MARKET FORECAST UPDATE 2023 JAN 3 EV BEV and PHEV JLR.

ONE EXAMPLE OF OUR EV STRATGY Benefit bespoke platform BRAND PRODUCT EV PROPULSION Leads by example for leaders, peerless refinement ++ low noise ++ torque ++ no impact ++ gravity Peerless luxury Off road capability Modernist design Smoothest of drive range rover JLR.

OUR JLR PORTFOLIO DEVELOPMENT RESPONDING T O EV BEV mix increases in FY26 with introduction of MLA BEV and then accelerates rapidly as EMA and JEA programmes are launched 0.0% 20.0% 40.0% 60.0% 80.0% 100.0% FY24 FY25 FY26 FY27 FY28 FY29 BEV PHEV Petrol Diesel JLR.

MARKET SHARE DEVELOPMENT Our brands desirability will drive segments GROUP 1 HIGH PROFITABILITY CARS e.g. Range Rover GROUP 2 MEDIUM PROFITABILITY CARS e.g. Velar GROUP 3 LOWER PROFITABILITY CARS e.g. Jaguar Sedan H2 FY23 12% 17% 5.5% 5.8% 0.7% 0% FY26 JLR.

ORDER BANK DEVELOPMENT Range Rover, Range Rover Sport and Defender account for 76% of order bank 0 50 100 150 200 Other Other Other Other Other Other Other Other Defender Defender Defender Defender Defender Defender Defender Defender Range Rover Range Rover Range Rover Range Rover Range Rover Range Rover Range Rover Sport Range Rover Sport Range Rover Sport Range Rover Sport Natural order bank level pre-COVID 110k Q1 FY22 closing order book Q2 FY22 closing order book Q3 FY22 closing order book Q4 FY22 closing order book Q1 FY23 closing order book Q2 FY23 closing order book Q3 FY23 closing order book Q4 FY23 closing order book JLR.

MAINTAINING A DESIRABILITY STRATEGY We will invest in creating desirability, not on incentives, building brand equity Building our brands with increased investment Variable marketing normalising, remains low 0% 1% 2% 3% 4% 5% FMI % NVR FY19 FY20 FY21 FY22 FY23 VME % GVR 0% 1% 2% 3% 4% 5% 6% 7% 8% 9% FY19 FY20 FY21 FY22 FY23 JLR.

MAINTAINING A DESIRABILITY STRATEGY This comes through in the RV forecast as well Residual values predominantly work through model year cycles in the US – Defender and Range Rover Sport examples show strong growth in RVs between model years DEFENDER 3 YEAR FORECASTS SHOW IMPROVEMENT FOR LATEST 23MAY RANGE ROVER SPORT SHOW SIGNIFICANT YEAR ON YEAR IMPROVEMENT AT MY LAUNCH JLR 2021 LAND ROVER RANGE ROVER SPORT 2022 LAND ROVER RANGE ROVER SPORT 2020 LAND ROVER DEFENDER 2021 LAND ROVER DEFENDER 2022 LAND ROVER DEFENDER 2023 LAND ROVER DEFENDER.

HOUSE OF BRANDS Creating growth through desirability JLR RANGE ROVER DEFENDER DISCOVERY JAGUAR.

HOUSE OF BRANDS Creating growth through desirability JLR RANGE ROVER DEFENDER DISCOVERY JAGUAR.

OUR BRANDS HAVE POWER Through adopting a House of Brands strategy, we would expect demand in totality to increase significantly across all markets JLR. Source BEE Q4 2022 Average taken across markets ( China U S A U K Germany and Australia based on Total Sample ( House of Brand n 2006).

HOUSE OF BRANDS

Defender has strong appeal and engagement is increasing globally

JLR


RANGE ROVER
DEFENDER
DISCOVERY
Appeal
amongst those heard of
(% 'like a lot')
39
41
34
37
44
47
33
29
30
A brand I absolutely love
19%
19%
16%
17%
20%
27%
12%
12%
16%
A brand I love along with others
18%
9%
10%
18%
24%
19%
18%
15%
12%


May '22
Jun '22
Jul '22
Aug '22
Sep '22
Oct '22
Nov '22
Dec '22
Jan '23
Feb '23
Mar '23
Apr '23
May '23
WEBSITE UNIQUE ENGAGED VISITORS

DEFENDER APPEAL

As a new brand, defender has significantly stronger appeal in the US than the competition

DEFENDER DEMAND

Increasing investment activity in media O4 FY22 and Q1 FY23 resulting in significant increase in engagement –

May '23 highest ever website traffic with 4.9 million views

A CLIENT AND BRAND LED ORGANISATION Our team of experts empowered and focused on client experience JLR.

OUR COMMERCIAL STRATEGY Modern Luxury at every client touch point, creating ingenious moments GO- TO - MARKET GROWTH SIMPLICITY DIGITAL TRANSFORMATION RANGE ROVER RANGE ROVER velars JLR.

GO TO MARKET Our Retail spaces unique, engaging, effortless and client centred driven by new business models JLR.

A MODERN LUXURY BUSINESS MODEL JLR and Retailers in partnership to deliver our go-to-market transformation OUR OUTCOMES FOR JLR Direct client relationships Rebalanced value chain Stock sharing OUR CLIENTS Seamless journeys Enjoyable and ingenious moments Price transparency Pricing is at Retailer’s discretion FOR RETAILERS Client focused experience Stabilised returns Long-term value JLR.

A MODERN LUXURY BUSINESS MODEL JLR South Africa Agency live Q4 FY23 AGENCY DELIVERY HEADLINES FOR JLR Stock Turn 48 day to 27 days OUR CLIENTS Customer Satisfaction Purchase NPS 982 FOR RETAILERS Retailer Profit 3.4% 1. Pricing is at Retailer’s discretion 1 . Pricing is at Retailer’s discretion . 2 . 3 months rolling: Mar ‘ 2 3–May ‘ 2 3

A MODERN LUXURY BUSINESS MODEL

Launched in Europe Q1 FY24



RANGE ROVER EVOQUE
VIEW RESULTS
159g/km
CO₂ EMISSIONS ACCORDING TO WLTP
REQUEST A FINANCIAL QUOTE
2
€52,492
ON THE ROAD
CHANGE ENGINE
OUTDOORS
INTERIORS
OPTIONS
ACCESSORIES
SUMMARY
RANGE ROVER EVOQUE
€49,850
BASE PRICE
TOTAL WITH CONFIGURED OPTIONS
€1,492
Put on the road
€1,150
TOTAL
€52,492
BOOK ONLINE
Provide further data (e.g. exchange, financing) and request to be contacted.
CONTINUES
DOWNLOADS
YOUR CONFIGURATION IN PDF
NEXT STEPS
SAVE MY CONFIGURATION
NEW CARS READY FOR DELIVERY
FIND A DEALER
YOUR CONFIGURATION BY EMAIL
SIMULATE YOUR FINANCING
LIVE CHAT

GROWTH – THE RIGHTPLACES AND AUDIENCES RATHER THAN EVERYWHERE JLR PEBBLE BEACH

JLR Images

SIMPLICITY JLR Embracing an effortless client experience with curated packs for new products and services. Reducing over 80% of complexity, true simplification. RANGE ROVER INSPIRE PERSONALISE SUMMARY Be inspired Start with one of our curated vehicles. RANGE ROVER OPTION 01 02 03 04 EXPLORE PERSONALISE RANGE ROVER OPTION 01 FROM € 128,475 I € 1,680 / The vechicle is introduced succinctly articulating the concept behind the curated choice. RANGE ROVER FIRST EDITION D350 AWD Automatic MHEV We discuss the key angles of the vehicle and describe feature highlights and technologies. The story telling could paragraphs of copy. We cover the rational derivative features as well as the emotional curated choice story.Specification

SIMPLICITY Simplifying client experience at every touch point, explore your brand world JLR

DIGITAL TRANSFORMATION Connecting web, app and car seamlessly in the future JLR

JLR MODERN LUXURY EV EXPERIENCE ENERGY TARIFF NAVIGATION INTEGRATION ACCESSIBLE CHARGING CURATED CHARGING PLUG & CHARGE

JLR OUR COMMERCIAL STRATEGY Modern Luxury at every client touch point, creating ingenious moments GO - TO – MARKET GROWTH SIMPLICITY DIGITAL TRANSFORMATION RANGE ROVER

JAGUAR JLR.

JLR Sir William Lyons, Jaguar’s founder and visionary said: Jaguars will be a copy of nothing. JLR

JLR BRITISH LUXURY BRAND A COPY OF NOTHING TOTALLY UNIQUE, VISIONARY AND FEARLESS Image FROM: MORE UNIVERSAL APPEAL TO: BACK TO A COPY OF NOTHING

JLR DESIGN STRATEGY Image EXUBERANT MODERNISM Image UNIQUE Image FEARLESS Image PROGRESSIVE

JLR “Jaguars will be a copy of nothing. When these Jaguars appear for the first time, they need to have that jaw dropping moment. That sense of wow, that sense of never been seen before, that sense of nothing else. else.” PROF. GERRY McGOVERN OBE Chief Creative Officer, JLR

JLR Pivotal moment for the brand Three design teams 18 models PROJECT RENAISSANCE

JLR JAGUAR BRAND WORLD Image Image Image Image Image Image Image Image INSPIRE LIKE NO OTHER

JLR

JLR A COPY OF NOTHING

JLR A COPY OF NOTHING. A COPY OF NOTHING

JLR JAGUAR REIMAGINED An all electric modern luxury brand by 2025 Entirely new brand, new business model and new competencies

JLR BEYOND THE PRODUCT Client intimacy Brand boutiques in the most perfect locations for our audience Experience first, effortless ownership

JLR A COLLECTION OF THREE Modernist design – a Copy of Nothing The first of three is a 4-door GT in 2025 Most powerful, sustainable Jaguar ever with a range of c.700 kms Priced from £100k

JLR WE ARE PROGRESSING FAST Built in a bespoke facility at Solihull 100 suppliers on board Prototypes will be on the road by the end of the year

JLR A COPY OF NOTHING

JLR QING PAN - PRESIDENT , JLR CHINA

JLR PROFITABILITY OF JLR IN CHINA IN FY 23 REACHED THE HIGHEST IN 5 YEARS DESPITE COVID LOCKDOWN AND OTHER CONSTRAINTS CONTINUED SALES & SERVICE SECURED SUPPLY MAINTAINED PRODUCTION BUILT CAPABILITY CONSISTENT STRATEGY

JLR JLR CHINA MAINTAINED ITS SHARE IN BOTH PREMIUM MARKET AND KEY SEGMENTS 3,794k 274k (7%) 3,456k 487k (14%) 3,405k 640k (19%) FY20/21 FY21/22 FY22/23 JLR Share in Premium 3% 3% 3% JLR Share in SUV 4&5 9% 9% 9% NEV in China Premium Market NEV: BEV, PHEV, REEV, FCV

JLR THE PENETRATION OF NEV IN PREMIUM SEGEMENT IS PREDICTED TO BE SLOWER . . . . . . BUT IT WILL COME NEV PENETRATION RATE (%) 2022 2022 Total Market 25% 42% Premium Market 17% 41% Premium SUV 4 & 5 7% 33% Source: IHS MarkIt Forecast; NEV: BEV, PHEV, REEV, FCV;

JLR KEYS TO ENSURE JLR’S SUCCESS IN CHINA BEV READINESS MODERN LUXURY IMPLEMENTATION GO-TO-MARKET ADAPTATION

JLR Q&A

JLR BREAK

JLR NICK COLLINS - EXECUTIVE DIRECTOR VEHICLE PROGRAMMES

JLR TWO YEARS OF DELIVERING REIMAGINE MLA RANGE ROVER DEFENDER 130 RR SV PHEV 2021 2022 2023 TODAY REIMAGINE ANNOUNCEMENT MLA RANGE ROVER SPORT SV REIMAGINE

JLR RANGE ROVER SV

JLR RANGE ROVER SPORT SV

JLR RANGE ROVER SPORT SV AMPLIFYING THE KEY INGREDIENTS PERFORMANCE 635PS, 800Nm Twin Turbo V8, 0-60mph in 3.6s Carbon Ceramic Brakes – Unique 8-piston Caliper and Largest Disc in Industry 23” Carbon Fibre Wheels – first 23” to market SV Mode DESIGN SV Unique Design changes Carbon Fibre Interior and Exterior content Performance Seat with 3D Knit – Embracing materiality, enables minimalism Black Ceramic Interior Pack 4 KEY INGREDIENTS VERSATILITY 6D Dynamics – A world’s first, roll and pitch control Class Leading off-road capability SENSORY STIMULATION Active Quad Exhaust Body And Soul Seat (BASS) – A world’s first, immersion and improved wellbeing Illuminated Paddle Shifters

JLR RANGE ROVER DEFENDER DISCOVERY JAGUAR MLA EMA JEA EVA CONTINUUM ENGINES ELECTRIC DRIVE UNITS POWER ELECTRONICS BATTERIES

JLR ICE V8 ENGINE P6 ENGINE D6 ENGINE P6 PHEV TRANSMISSION BEV FRONT EDU REAR EDU CELLS BATTERY PACKS POWER ELECTRONICS

JLR MLA ELECTRIFICATION 2022 ENABLED BY THE “FLEX” ARCHITECTURE, OUR CLASS LEADING PHEV WITH 112 KM RANGE (WLTP) AND DC CHARGING (0 – 80% < 60MINS) WAS LAUNCHED

JLR THE NEXT TWO YEARS OF DELIVERING REIMAGINE BEV RANGE ROVER PRE-ORDER BOOK OPEN TO SELECT CLIENTS EMA TODAY 2024 2026 2025 BEV RANGE ROVER MLA JEA

JLR COMPLIANCE OUTLOOK Targets for CO2 emissions expected to continue to reduce in key markets. Required mix of ZEV expected to increase significantly through to 2030. REGION REGULATORY ASSUMPTION EU Derogated target for fleet average CO2 reduces by 15% in 2025 from 159gCO2/km UK Expect introduction of minimum ZEV percentage of total sales USA: Section 177 Fleet average CO2 expected to continue to reduce while ZEV percentage rises China CAFC target expected to continue to reduce FOR ECA S T POWE R T RAIN MI X 0% 20% 40% 60% 80% 100% FY24 FY25 FY26 FY27 FY28 FY29 BEV PHEV Petrol Diesel

COMPLIANCE OUTLOOK

With JLR's Re-Imagine strategy the reliance of buying credits in major markets is forecast to subside as we become a leader in sustainable mobility.

By 2028 we will no longer have to purchase credits or enter pooling agreements

2022	2023	2024	2025	2025-2030	★	2030
Pooling/credit purchases required					No Pooling/credit purchases required	



JLR pools or purchases credits across all major markets due to reduced EV sales



Strong PHEV demand reduces pooling requirement in EU/UK


RANGE ROVER

First all-electric Range Rover launched



Reimagination of Jaguar as an all-electric luxury brand


PROUD TO
BECOME
JLR'S FIRST
ALL-ELECTRIC
PRODUCTION
FACILITY

Five further all-electric vehicles across our portfolio



All JLR nameplates to be available in pure electric form

JLR ELECTRIFICATION IS A JOURNEY Image

JLR THANK YOU NICK COLLINS EXECUTIVE DIRECTOR, VEHICLE PROGRAMMES Confidential ©2023

JLR THOMAS MÜLLER EXECUTIVE DIRECTOR PRODUCT ENGINEERING

JLR OUR ENGINEERING TECHNICAL AMBITION Sustainability and Net Zero Digital Ecosystem Building Customer Trust Energy Ecosystem Peerless Refinement Welcome & Tranquil Sanctuary Supreme Driving A modern luxury customer experience through

JLR USA PORTLAND Research & Collaboration UK GAYDON & WHITLEY Advanced Product Creation and testing HUNGARY BUDAPEST Technical Engineering CHINA SHANGHAI Software and Technical Engineering INDIA BANGALORE Software and Technical Engineering IRELAND SHANNON Software Development GERMANY MUNICH Digital Engineering SPAIN MADRID Digital Engineering ITALY BOLOGNA Digital Engineering UK MANCHESTER Software Development

JLR “PLAT FORM TAKES IT ALL” JLR CONTINUES TO ENHANCE ENGINEERING CAPABILITY IN KEY TECHNOLOG YAREAS DIGITAL Image PROPULSION Image ENERGY Image Intelligent cabin Connected vehicle cloud Autonomous driving Batteries EDU HV systems Energy Management System Charging Energy storage Updatability | Upgradability | Data | Software

JLR THE ROAD TO AUTOMATED DRIVING EXPERIENCES REIMAGINE IS BUILT ON PARTNERSHIPS WITH LEADERS IN THEIR FIELD ImageFrom 2025, all new vehicles will be built on NVIDIA DRIVE™ platform and feature level 2+ technology

JLR THE ERA OF THE INTELLIGENT CAR ALWAYS ON, ALWAYS CONNECTED Image Six million updates completed to date on over 500,000 vehicles 2,000 signals read and collected as they travel the vehicle network increasing soon to over 10,000

JLR ENERGY TODAY, TOMORROW, FUTURE Image

JLR BEST-IN-CLASS BATTERY TECHNOLOGY LEVERAGING THE POWER OF THE TATA GROUP JLR Image AGRATAS Stacked Prismatic Cell Custom battery design with: Superior cell-to-pack efficiency | Chemistry flexibility | Best-in-class fast charge | Enhanced safety

JLR SECURING KEY CONTROL POINT S IN BAT T ERY VALUE CHAIN MLA BEV | EMA | JEA Image Image Image Image Image Image Image Image Image Image Raw Material Extraction Material Cell Production Module & Pack Design & Testing Recycle Cell Testing & Design Validation Material Synthesis Cell Validation for the Application Cell Format & Design Repurpose & Reuse Agratas to Influence and Secure Direct Partnerships Full transparency across the value chain Political de-risking | Supply chain localisation | Security of supply

JLR ENERGY EFFICIENCY ADVANCED CELL & CELL-TO-PACK TECHNOLOGY OFFER NEARLY TWICE THE RANGE OF I-PACE & IMPROVED VOLUMETRIC & GRAVIMETRIC ENERGY DENSITY JEA I-PACE EMA ULTRA RANGE 84 kWh 387 litres up to 395 km (246 miles) up to 120 kWh 342 litres up to: 730 km (450 miles)

JLR FAST CHARGING TARGETING UP TO 320KM (200 MILES) IN A15-MINUTE CHARGE Image

JLR RACE TO ROAD Image Image BATTERY Image ELECTRIC DRIVE UNIT Image MOTION

JLR QUALITY CENTRAL TO MODERN LUXURY £ 160m INVESTMENT IN STATE-OF-THE-ART TESTING FACILITIES IN JUST 2 YEARS Image 6 DEGREES OF FREEDOM DURABILITY RIG Image NEW ELECTROMAGNETIC COMPATIBILITY TEST FACILITY Significant investment in testing infrastructure for hardware and software, especially in electrical powertrain and digital products

JLR THANK YOU THOMAS MÜLLER EXECUTIVE DIRECTOR, PRODUCT ENGINEERING Confidential ©2023

JLR BARBARA BERGMEIER - EXECUTIVE DIRECTOR INDUSTRIAL OPERATIONS

JLR INDUSTRIAL OPERATIONS: WE HAVE DELIVERED DESPITE ONGOING CHALLENGESSUCCESSES Image The Ramp up of volume production for Defender, RR and RRS Enabled end to end supply chain visibility through digitisation Image Image Global ‘polycrisis ’ driving need for risk & resilience actions underpinned by supply chain transparency HEADWINDS Image We have learnt a lot from thesemi conductor crisis Image The Ukraine conflict continues to affectus and our supply chain Image The global Energy Crisis is affecting usand our suppliers

JLR INDUSTRIAL OPERATIONS TEAM ENCOMPASSES ALL MANUFACTURING, PROCUREMENT AND SUPPLY CHAIN OPERATIONS PLAN BUY MAKE Supply Chain Planning Material Fulfilment Supply Chain Risk Management Inbound / Outbound Logistics Procurement Sourcing Strategy Supplier Relationship Management Supplier Quality Adherence Global Manufacturing Engine Manufacturing Battery Assembly Plants

JLR INDUSTRIAL OPERATIONS: CLEAR PRIORITIES Our Digitisation transformation is underway Transparent dialogue with suppliers to encourage stronger relationships Development of global footprint and supplier network Stability in our manufacturing plants Prepare launches, build prototypes, build facilities Partnership agreements signed for security of supply

JLR STARTING FROM Q3/FY23 WE HAVE CHANGED OUR APPROACH TO VOLUME PLANNING AND DELIVERY. THIS INCLUDES DIGITALIZATION OF THE PROCESS.WE HAVE COMMITTED TO A BUILD PLAN THAT SUPPORTS 400K UNITS WHOLESALE FOR FY24 FY24:Plan supports 400K wholesales Production Plan Production Actuals Shortfall Build to go Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4

JLR OUR AGREEM ENTS WI TH SEM I CONDUCTOR SUPPLI ERS HAVE BEEN AT THE HEART OF THE EFFORT Direct agreements increasing transparency, collaboration, and relationships Security of supply agreements: ensuring security of supply for '23/'24 business New business capacity agreements: covering future business We are working on bespoke solutions with Sem Co suppliers to secure capacity for '23/'24We are in process of standardizing and securing capacity agreements beyond '24We have awarded new strategic business to Sem Co suppliers as basis for long-term Supply Agreements

JLR WE ARE TRANSFORMING OUR INDUSTRIAL OPERATIONS FROM REACTIVE TO PREDCITIVE REACTIVE PREDICTIVE UNITED CONNECTED AUTOMATED COLLABORATIVE CREATION OF SUPPLY CHAIN PLANNING TRANSPARENCY RISK STABILITY ORCHESTRATION INDUSTRIAL OPERATIONS ORGANISATION 2021 2022 2023 2024

JLR OUR ELECTRIFICATION INDUSTRIALISATION PLANS ARE WELL ADVANCEDHALEWOOD JLR' S FIRST ALL ELECTRIC PRODUCTION FACILITY WITH EMA CASTLE BROMWICH WILL BE REPURPOSED WITH FUTURE JAGUARS BUILT IN SOLIHULL EPMC, WOLVERHAMPTON ELECTRIC PROPULSION MANUFACTURING CENTRE ELECTRIC DRIVE UNIT ASSEMBLYBAC HAMS HALL BATTERY ASSEMBLY CENTRE SOLIHULL RANGE ROVER BEV AND MLA FLEX ALL-ELECTRIC JAGUAR PRODUCTION

JLR WE ALSO HAVE A GLOBAL PRODUCTION FOOTPRINT OUTSIDE THE UK GRAZ CONTRACT DUE TO END IN 2027 SLOVAKIA – NITRA Vehicle Manufacturing BRAZIL – ITATIAIA Vehicle Manufacturing INDIA – PUNE Vehicle & Assembly HUNGARY – BUDAPEST Procurement AUSTRIA – GRAZ Contract Manufacturing Contract ends mid-2020’s CHINA – CHANGSHU Vehicle & Engine Manufacturing

JLR PRODUCTION CAPACITY BEING RATIONALISED UNDER REIMAGINE 110% 90% 70% 50% FY23 FY24FY25 FY26 FY27 Global 2-shift capacity Utilisation Production capacity excludes CJLR Joint Venture

JLR SUMMARY We have a strong plan to deliver FY 24 commitments Q 1 volumes are being delivered to plan. When issues arise, they are resolved rapidly across Industrial Operations and beyond Industrial Operations are transforming fast–key processes are stabilising – digitalisation is progressing

JLR Q&A

JLR LUNCH

JLR FRANCOIS DOSSA-EXECUTIVE DIRECTOR STRATEGY AND SUSTAINABILITY

JLR SUSTAINABILITY IS AT THE HEART OF OUR PURPOSE, ENABLED THROUGH OUR REIMAGINE STRATEGY AND OUR CREATORS'S CODE Our strategy is aligned to Tata Group’s Project Aalingana and encompasses 3 focus areas: PLANET REGENERATE ENGAGE FOR GOOD RESPONSIBLE BUSINESS

JLR OUR SUSTAINABILITY STRATEGY: 3 FOCUS AREAS PLANET REGENERATE Transforming our business across the full value chain CARBON NET ZERO BY 2039 CIRCULAR ECONOMY BIODIVERSITY & NATURE ENGAGE FOR GOOD Acting as a global citizen for sustainable development in the communities and environments in which we operate REDUCED INEQUALITIES EDUCATION, LIVELIHOODS & SKILLS SUPPORTING THE VULNERABLE CLIMATE CHANGE, CIRCULARITY & BIODIVERSITY RESPONSIBLE BUSINESS Doing business responsibly and with integrity PROACTIVE ESG RISK MANAGEMENT TRANSPARENT REPORTING CLEAR STANDARDS & POLICIES

JLR JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2022/23 SUSTAINABILITY STRATEGIC REPORT: KEY MESSAGES Report significantly enhanced Disclosure of Science-based targets performance FY2022/23 vs. FY2019/20 baseline Limited assurance over our GHG emissions data using standards ISAE 3000 (Revised) and ISAE 3410

JLR SCIENCE BASED TARGETS OUR CLIMATE TRANSITION TO 2030 SBTI TARGETS BY 2030 NET ZERO BY 2039 SCOPE 1 & 2 46% SCOPE 3 PURCHASED GOODS & SERVICES AND USE OF SOLD PRODUCTS (PER VEHICLE) 54% A SUSTAINABILITY RICH REIMAGINATION OF MODERN LUXURY, UNIQUE CUSTOMER EXPERIENCES, AND POSITIVE SOCIETAL IMPACT. OUR AIM IS TO ACHIEVE NET ZERO CARBON EMISSIONS ACROSS OUR SUPPLY CHAIN, PRODUCTS AND OPERATIONS BY 2039 Note: Scope 1 and 2 figures rounded to nearest thousand Scope 3 FY2019/20 baseline based on ICE - this will increase with BEV.

JLR OUR DECARBONISATION LEVERS SCOPE 1 & 2 111 projects: Energy consumption efficiency Renewable energy use Water collected and recycled OUR OWN OPERATIONS SCOPE 3 Suppliers net-zero and SBTi 2030 Recycled materials Circular Economy Design-to-EOL Circular Economy partners ecosystem PURCHASED GOODS & SERVICES Sustainability for brand, info and new services to customers Circular Economy business models EV roadmap & market adoption USE OF SOLD PRODUCTS

JLR PRODUCT MILESTONES SCIENCE BASED TARGETS 2024 First BEV Range Rover 2025 Jaguar pure-electric 2030 All JLR nameplates available in BEV 2036 Zero tailpipe emissions 2039 Net zero carbon emissions

FY2022/23 PERFORMANCE AGAINST TARGETS

SCOPE 1 & 2	SCOPE 3
152ktCO_2e	64tCO_2e/vehicle
FY2022/23 absolute scope 1 & 2 emissions. FY2019/20 baseline 201ktCO_2e	**FY2022/23 scope 3 combined purchased goods & services and use of sold products per vehicle emissions. FY2019/20 baseline 64.31tCO_2e/vehicle**
24.6% reduction vs. FY2019/20 baseline	0.5% reduction vs. FY2019/20 baseline
Due mainly to significant reduction in expected production volumes due to semiconductor shortage, and in part to a reduction in energy consumption through planned projects	Reduction positively influenced by launch of new Range Rover and Range Rover Sport due to efficiency reductions in their use phase emissions

JLR FY 2022 / 23 SUSTAINABILITY ACHIEVEMENTS Rated as LOW RISK by Morningstar Sustainalytics Joined the Ellen MacArthur Foundation as a Network Partner Joined the World Economic Forum Circular Cars Initiative Continued investment in early careers and upskilling our engineers on electrification Advancing digitalisation for a more sustainable supply chain Global supply network to commit to Science-based targets

JLR DIVERSITY AND INCLUSION: 5 YEAR STRATEGY WITH 3 KEY TARGETS We are committed to fostering a more diverse, inclusive and unified culture that is representative of our employees, clients, and the society in which we live 30% OF ALL SENIOR LEADERS GLOBALLY TO BE FEMALE,BY 2026 16% FY2022/23 TARGET ACHIEVED 15% OF ALL SENIOR LEADERS IN THE UK TO BE FROM A BLACK, ASIAN OR MIXED ETHNICITY BACKGROUND, BY 2026 6% FY2022/23 TARGET ACHIEVED 80+ ON OUR INCLUSION INDEX GLOBALLY, BY 2026 74 FY2022/23 TARGET EXCEEDED

JLR DIVERSITY AND INCLUSION: ACHIEVEMENTS In July 2022, we announced the appointment of two diversity and inclusion Board co-sponsors, Barbara Bergmeier and François Dossa, ensuring diversity and inclusion is represented at the highest levels of our business Image PAY GAP REPORT – GENDER AND ETHNICITY First ethnicity pay gap report, demonstrating our commitment to being more transparent, and to ensuring we use data to drive our actions and decision-making TRAINING AND DEVELOPMENT Three e-learning modules developed for our UK business with plans to create for all regions, to ensure that all colleagues have a good understanding of diversity and inclusion. These modules have reached a minimum completion rate of 92% DISABILITY AND NEURODIVERSITY In 2022, we joined in partnership with the business Disability Forum and in 2023/24, we will have a specific focus on disability and neurodiversity

JLR RICHARD MOLYNEUX-INTERIM CHIEF FINANCIAL OFFICER Image

JLR SIGNIFICANT IMPROVEMENT IN BREAK EVEN POINT AND AVERAGE REVENUE Enabling improved financial performance with volumes now recovering Cash flow break even reduced Average revenue per unit above £70k660 540 400 330 300 REIMAGINE FY19 FY20 FY21 FY22 FY23 30 35 40 45 50 55 60 65 70 75 80 FY19 FY20 FY21 FY22 FY23* Avg. revenue per unit (£k)

WE ARE DELIVERING

Strong finish to FY23 supported by product launches and volume growth

FY23 | IFRS, £m


REVENUE
4,406
5,260
6,041
7,102
Q1 FY23
Q2 FY23
Q3 FY23
Q4 FY23


EBIT MARGIN
(4.4)%
1.0%
3.8%
6.5%
Q1 FY23
Q2 FY23
Q3 FY23
Q4 FY23


PBT (bei)*
(524)
(173)
265
368
Q1 FY23
Q2 FY23
Q3 FY23
Q4 FY23


FREE CASH FLOW
(769)
(15)
490
815
Q1 FY23
Q2 FY23
Q3 FY23
Q4 FY23

*PBT before exceptional items. Exceptional items are: £6m in Q4 FY23; £155m in Q1 FY23.

JLR CONTINUING TO EXECUTE TRANSFORMATION To improve future business performance HOUSE OF BRANDS Modern Luxury Reimagine Jaguar Mix management BUSINESS EXCELLENCE Manufacturing Selling Other operating costs EFFICIENT INVESTMENT Partnership with Tata Third party partnerships Simplified platform strategy

JLR HIGH INFLATION IN FY23 OFFSET BY REFOCUS FY23 SOURCES OF INFLATION Commodity prices Semiconductors Energy Other Image Inflation accounted for c.£(850)m increased cost in FY23 REFOCUS SAVINGS IN FY23 MARKET PERFORMANCE£600m value contribution Primarily re-pricing and optimisation of available semi-conductor using data analytics COSTS £100m labour and quality cost saving through Agile transformation activities INVESTMENT £400m investment savings through applying strict payback criteria on non-production spend £1.1bn saved from Refocus initiatives in FY23 EXPECT PACE OF INFLATION TO MODERATE IN FUTURE YEARS WITH CONTINUED COST MANAGEMENT ACTIONS Inflation includes direct costs and indirect costs from supplier price increases

JLR INVESTMENT SPENDING OF £15 BILLION OVER THE NEXT 5 YEARS Reduction in architectures and leveraging partnerships, eg Agratas investment in cell manufacturing INVESTMENT SPENDING (£M) REDUCTION IN ARCHITECTURES FROM 7 TO 3 PARTNERSHIPS TO REDUCE INVESTMENT COSTS MLA EMA JEA TATA AGRATAS NVIDIA Image 2,353 c.3,000 c.3,000 c.3,000 c.3,000 c.3,000 3,500 3,000 2,500 2,000 1,500 1,000 FY23 FY24 FY25 FY26 FY27 FY28

JLR EXPECT EBIT MARGIN >6% IN FY24, >10% BY FY26 Driven by Revenue growth, sales quality and new platforms H2 FY23 FY26+ 5.20% >10% 12.00% 10.00% 8.00% 6.00% 4.00% 2.00% 0.00% NEW PLATFORMS QUALITY OF SALES REVENUE GROWTH

JLR STRONG CASH AND LIQUIDITY Reducing net debt and manageable maturity schedule TOTAL LIQUIDITY £5,312 TOTAL DEBT £6,789 NET DEBT £3.0B 1,891 4,083 3,792 188 817* 766 120 1,010 562 775 376 959 401 Cash and financial deposits Bonds Bank loans Leases (IFRS16) & other Undrawn RCF 816 1,520 1,520 Total Liquidity CY23 CY24 CY25 CY26 CY27 CY28 CY29 Total Debt undrawn RCF undrawn RCF IFRS | £m *£0.6bn equivalent China loan facility extended to CY26 but shown at next annual review in CY24

JLR NET DEBT EXPECTED TO CONTINUE TO REDUCE Expect to turn net cash positive from 2025 (736) (2,220) (1,915) (3,199) (2,996) FY19 FY20 FY21 FY22 FY23 FY24 FY25 FY26 (Net debt) Net cash £m < (1,000)

JLR REIMAGINE WILL DELIVER REVENUE >£28bn in FY24; >£30bn in FY26 EBIT MARGIN >6% in FY24; >10% by FY26 INVESTMENT Target of c.£3bn p.a. FREE CASH FLOW £2bn in FY24 Continuing to be significantly positive thereafter NET DEBT ZERO Net cash from FY25

JLR Q&A Confidential ©2023

JLR CLOSE Confidential ©2023

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.